Exhibit (e)(65)

EMPLOYMENT AGREEMENT

This Employment Agreement (“Agreement”) is made this 2 n d day of July, 2025 (“Effective Date”) by and between Discovery Corporate Service Limited (“Company”), a subsidiary of Warner Bros. Discovery, Inc. (“WBD”), collectively with respect to WBD and its subsidiaries, affiliates, successors, or assigns from time to time (“Company Group”) and Amy Girdwood (“you/your”). For the purposes of this Agreement, “Affiliate” means any entity that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with Company (for the foregoing purposes, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of an entity, whether through the ownership of voting securities or other interests, by contract or otherwise).

You previously entered into an Employment Agreement with Discovery Communications Europe Limited, made/effective 1 December 2009 (the “Prior Agreement”). Your period of continuous employment commenced on July 1, 1993. You and Company desire for this Agreement to supersede and replace in all respects the Prior Agreement and any subsequent variations and amendments thereof. As a condition to and in consideration of the mutual promises and covenants set forth in this Agreement, including Exhibit 1 and Exhibit 2 attached hereto, Company hereby offers you and you hereby accept employment upon the terms and conditions set forth herein.

I.	DUTIES, ACCEPTANCE, LOCATION

A.

Company hereby employs you to render exclusive and full-time services as Chief People & Culture Officer, on the terms and conditions set forth herein. Your duties shall be consistent with your title and as otherwise reasonably directed by Company.

B.

Your primary work location shall be Company’s offices in Chiswick, London, but you shall make yourself available for travel to other locations as business needs reasonably require. Subject to Section IV(D)(1) hereof, if Company deems it necessary, Company reserves the right to change the location where you work, and the individual and/or position to whom/which you report. You may also be required to travel within the UK and other locations, including the US, for the performance of your duties.

C.

You hereby accept such employment and agree to render the services described above. Throughout your employment with Company, you agree to serve Company faithfully and to the best of your ability, and to devote your full business time and energy to perform the duties arising under this Agreement in a professional manner that does not discredit but furthers the interests of Company and WBD. At all times during your employment hereunder, you agree to be subject to and will comply with Company’s policies and procedures, including the WBD Code of Ethics, currently in effect and as may be modified from time to time (of which you are advised in writing or should reasonably be aware), except to the extent any such policy or procedure specifically conflicts with the express terms of this Agreement. In addition, you will be required to complete the Conflict of Interest Questionnaires and attend management training and compliance meetings within the time periods prescribed by Company; your failure to do so in a timely fashion may be considered a disciplinary event, including impacting your eligibility for and/or amount of any merit pay increase, and/or discretionary bonus and/or equity grants under this Agreement.

II.	TERM OF EMPLOYMENT

A.

Subject to earlier termination by: (i) you; or (ii) the Company for Cause, in each case in accordance and consistent with the terms of this Agreement, your term of employment under this Agreement shall end on the latest of: (a) October 1, 2026; (b) a date that is not earlier than six months plus one day after the date your 2026 Annual LTI Award is granted to you, in accordance with Section III(C) below; or (c) the day following the Sign on Bonus Payment Date (as defined in Section III(D) below) (the “End Date”) (the “Term of Employment”).

B.

The Term of Employment may not be extended unless by mutual written agreement of you and the Company as to all the material terms and conditions of the extension. In the event the parties do not agree to extend the term for an additional (1) year (or such other term as mutually agreed by the parties), this Agreement shall expire and the Term of Employment shall end on the End Date. Your separation at the end of the Term of Employment or at any later date (save in circumstances where you have lawfully been terminated for Cause or you and the Company have mutually agreed otherwise in writing) shall be considered an involuntary termination without “Cause” and you shall be eligible for a Severance Payment pursuant to Section IV(D)(4), below.

C.

You and Company each agree that the nature of your position is such that your working time cannot be measured and, accordingly, that your employment falls within the scope of regulation 20 of the Working Time Regulations 1998. For the avoidance of any doubt, you will not receive additional remuneration in the event that you work outside of Company’s normal working hours which are from 9am to 6pm, Monday to Friday.

III.	COMPENSATION

A.

Base Salary. Effective March 10, 2025, Company shall pay you an annual base salary of £775,500. The Base Salary shall, with respect to each year during the Term of Employment, be paid over the course of twelve (12) months in equal increments paid on regular Company paydays, less tax and employee National Insurance Contributions. The annual base salary payable to you under this Section III(A) shall hereinafter be referred to as the “Base Salary.” Commencing in 2026, your future Base Salary increases shall be reviewed and decided in accordance with Company’s standard practices and procedures as generally applied to similarly-situated senior executives of Company (“Senior Executives”).

B.

Bonus/Incentive Payment. In addition to the Base Salary paid to you pursuant to Section III(A), you shall be eligible to participate in Company’s then-effective annual incentive compensation plan with an annual incentive payment target of 120% of Base Salary (“Target”). The portion of the incentive payment payable to you shall be determined and paid in accordance with Company’s then- effective annual incentive compensation plan (e.g., subject to reduction for Company/division under-performance and increase for Company/division over- performance).

C.

Equity. So long as the Term of Employment has not terminated and provided neither you nor Company has given notice to terminate employment, beginning in 2026, when WBD grants its regular annual long-term incentive awards each year, you will be eligible to receive annual long-term incentive compensation (the “Annual LTI Award”) under the Warner Bros. Discovery, Inc. Stock Incentive Plan or any successor plan (the “Stock Plan”) with a value of $4,800,000.00 per annum in accordance with Company’s then-standard practices and procedures for awards to Senior Executives. The equity form, instruments, terms and conditions, and calculation of number of awards for the Annual LTI Award shall be based on Company’s then-standard practices and procedures for awards to Senior Executives. In the award agreements granting the Annual LTI Award, Company hereby agrees to provide that if an Approved Transaction, Control Purchase, or Board Change, as such terms are defined in the Stock Plan (each a “Change in Control”), occurs before such equity award has vested and provided that there is an equitable substitution or replacement for the equity award in connection with a Change in Control the vesting of the equity award shall fully accelerate as a result of such Change in Control only if and when (i) within 12 months after the Change in Control, (A) the Company or a Subsidiary (as defined in the Stock Plan) terminates your employment other than for Cause, or (B) if you resign for Good Reason, or (ii) during such 12-month period after the Change in Control, you are given notice by Company that, in connection with a termination of your employment by Company other than for Cause, you shall no longer be required to provide services for Company or its affiliates or subsidiaries as an employee and you cease to provide such services, but due to the length of any statutorily or contractually required notice period, your employment actually terminates following the expiration of such 12-month period. Any accelerated vesting as described in the preceding sentence shall occur only if and to the extent permitted under Section 409A of the Code and the regulations thereunder.

D.

Sign on Bonus: In expectation of your leadership during the transition period of the separation of WBD’s Global Networks division from its Streaming & Studios Division through a spin-off (the “Spinoff”) of the Streaming & Studios division as a standalone public company (“ContentCo”), in the event that you remain continuously employed by the Company or by any Company Group (which may include, but is not limited to, any new or existing entities that are involved in the Spinoff) through the closing date of the Spinoff of ContentCo or one (1) year after execution of this Agreement by you (the “Sign on Bonus Payment Date”), whichever is later, the Company shall pay you within thirty (30) calendar days of the Sign on Bonus Payment Date an amount equal to the sum of (i) your then current Base Salary and (ii) your annual bonus Target under Section III(B) (the “Sign on Bonus”). This payment shall not preclude you from being eligible for receipt of any potential project/transaction bonus tied to the successful completion of the Spinoff of ContentCo, subject to Compensation Committee approval of your receipt of any such project/transaction bonus.

E.

Tax Preparation. The Company will provide tax preparation assistance to you at its cost and you agree to use and cooperate with the Company’s designated tax return preparer. All information gathered in association with this process shall be distributed only to those with a legitimate need to know in order to effectuate tax preparation.

F.	Benefits/Vacation. During the Term of Employment, you shall be entitled to participate in and receive benefits under Company’s employee benefit plans programs and arrangements applicable to the UK, including the life assurance scheme and the private healthcare scheme. You remain automatically enrolled into the healthcare scheme on the level of cover you currently enjoy. Membership of the healthcare scheme increases your taxable salary and you agree that the resulting increase in the tax you pay will be deducted from your Base Salary. Your participation in any of the discretionary plans, programs and arrangements referred to above is subject to the rules of the relevant scheme from time to time in force. Company reserves the right to not pay any benefits under any of these schemes, unless Company is paid by the insurer. Company may terminate your employment even if such termination results in the loss of any existing or prospective insurance benefit.

In addition, you shall be entitled to paid time off as follows: You are entitled to 25 working days’ holiday plus the normal bank and public holidays in England and Wales (“Holiday Entitlement”). Company’s holiday year runs from 1 January to 31 December. Holiday Entitlement must be taken in the holiday year that it accrues. However, you may carry over up to five (5) days of annual leave into the next calendar year. If those days are not used by 30th April, they will be forfeited. If you end employment part way through a holiday year, your Holiday Entitlement will be calculated on a pro rata basis. If you have Holiday Entitlement still owing, Company may, at its sole discretion, require you to take all or part of your outstanding holiday during your notice period or to pay you in lieu of accrued but untaken holiday at the rate of 1/260 of your salary for each days accrued holiday. If you have taken more than your entitlement, Company will deduct the excess from any payments due to you using the same calculation already set out in this clause.

G.

Sickness. If you are absent due to incapacity at any time you must follow the Company’s sickness absence policy from time to time in force (which is on the portal or available from People & Culture). On the first day of absence and before your usual work start time, you must notify Company’s absence management service of the reason for and anticipated length of your absence. You must then continue to follow the procedures under the Company’s sickness absence policy. If you qualify, you will receive Statutory Sick Pay (“SSP”) during absence. The Company in its absolute discretion may choose to make additional payments to you (inclusive of SSP) during a period of sickness. Company will not exercise this discretion where Company has good reason not to. In particular, Company will stop payment if:

a.	you do not comply with the Company’s sickness absence policy (including notification) or if you do not consent to a medical examination at the Company’s request (see below); or

b.	you are absent from work due to illness or injury during an investigation or process which relates to any aspect of your conduct or performance and which could result in a formal sanction.

Any previous payment of discretionary Company sick pay to you or to any other employee does not imply any right to any future payments and you should have no such expectation.

You agree to consent to a medical examination (at Company’s expense) by a doctor nominated by Company should Company ask you to. You agree that any report produced in connection with any examination may be disclosed to Company or any Group Company and Company may discuss the contents of the report with the relevant doctor. You agree that in the event of your incapacity,

Company may make a referral to its insurers as appropriate including to consider rehabilitation and support that may be available to you.

H.

Pension. Company will comply with its employer pension duties in respect of you in accordance with Part 1 of the Pensions Act 2008. You have opted-out of Company’s pension scheme (the “Scheme”). However, the Company may be required by law to re-enroll you into the Scheme, or another appropriate pension scheme, at a later date. You can choose to re-join the Scheme at any time. If you re-join the Scheme, the employer and employee contribution rates and benefits provided will be in accordance with the rules of the Scheme. Further details on the Scheme are available on Company’s portal. Company reserves the right to withdraw and/or replace the Scheme at any time or to alter the benefits available under the Scheme including the right to amend employer and employee contribution rates under the Scheme. Company may agree with you to provide you with a non-contractual pensions allowance in lieu of pension contributions. However, if you choose to re-join the Scheme or are auto-enrolled into the Scheme, the non-contractual pensions allowance will stop unless otherwise agreed with Company.

I.

Expenses. Company shall reimburse you for business, travel and entertainment expenses reasonably and actually incurred during the performance of your duties pursuant to this Agreement to the extent such reimbursement is sought in accordance with Company’s business, travel, and entertainment policies and procedures.

J.	Travel. You will be entitled to business travel benefits and opportunities under Company’s travel policies.

K.

Director and Officer Liability Insurance. You shall be eligible for and entitled to insurance coverage under Company’s director and officer liability insurance and employment practices liability insurance policies in accordance with those policies and in amounts similar to coverage afforded other Senior Executives for activities on behalf of Company, WBD or any Affiliate, and otherwise shall be eligible for and entitled to indemnification in accordance with Company’s corporate governance requirements.

L.

Disciplinary and Grievance. The following non-contractual arrangements apply to disciplinary and grievance issues. If you have a grievance relating to the Term of Employment or are dissatisfied with any disciplinary decision relating to you or any decision to dismiss you, you should raise it with the Chief Executive. If the matter is not resolved it should be escalated to the Board which may delegate consideration of the matter to one or more of its members or another person.

Company’s disciplinary procedure which applies to you can be obtained on Company’s Benefits Portal or from the People & Culture team. The policy is for guidance only and is not contractual.

IV.	TERMINATION OF EMPLOYMENT

A.

Death. If you should die during the Term of Employment, this Agreement shall automatically terminate. No further amounts or benefits shall be payable except earned but unpaid Base Salary, any accrued but unused vacation, unreimbursed business expenses, and those benefits that may vest in accordance with the controlling documents for other relevant Company benefit programs, which shall be paid in accordance with the terms of this Agreement and such other Company benefit programs, including the terms governing the time and manner of payment (the “Accrued Benefits”). Company also shall pay: (i) a prorated portion of your annual bonus Target for the calendar year of your death based on the amount of time you were employed during that calendar year (and subject to achievement of any applicable performance metrics), payable at the time annual bonuses are ordinarily paid to Senior Executives; and (ii) a prorated proportion of the Sign- On Bonus, based on a fraction, (x) the numerator of which is the number days elapsed between June 9, 2025 (i.e. the date of the announcement of the Spinoff) and the date of your death and (y) the denominator of which is the number of days between June 9, 2025 and the Sign on Bonus Payment Date determined in accordance with Section III(D) above as if you remained employed through such date, to be paid in the next reasonably practicable payroll run following: (a) the date of your death or; (b) if later, the closing date of the Spinoff of ContentCo. Your then-outstanding equity awards under the Stock Plan shall be treated in accordance with the applicable plan documents and implementing award agreements.

B.

Inability To Perform Duties. If, during the Term of Employment, you should become physically or mentally disabled, such that you are unable to perform your duties for a period of 6 months or more, you may become eligible to receive payment under Company’s income protection plan, subject to the rules of the plan from time to time in force. If you are not eligible, or a claim is rejected by the insurer, or if payments end, without prejudice to any other rights that Company may have, your employment may be terminated on six (6) months’ notice, subject to Company’s compliance with applicable laws and payment to you of salary for your period of notice. In such case, save as set out in this Agreement, no further amounts or benefits shall be payable to you, except that you shall receive: (i) a prorated portion of your annual bonus at Target for the calendar year in which you were terminated, based on the amount of time you were employed during that calendar year (and subject to achievement of any applicable performance metrics), payable at the time annual bonuses are ordinarily paid to Senior Executives; and (ii) a prorated portion of the Sign-On Bonus, based on a fraction, (x) the numerator of which is the number of days elapsed between June 9, 2025 and your termination date under this paragraph and (y) denominator of which is the number of days between June 9, 2025 and the Sign on Bonus Payment Date determined in accordance with Section III(D) above as if you remain employed through such date, to be paid in the next reasonably practicable payroll run following: (a) the date your employment is terminated or; (b) if later, the closing date of the Spinoff of ContentCo. Your then-outstanding equity awards under the Stock Plan shall be treated in accordance with the applicable plan documents and implementing award agreements, save that the Company will classify you, in circumstances where this Section IV(B) applies, as suffering from a Disability (as defined in the Stock Plan) for the purposes of the Annual LTI Award(s).

For the avoidance of doubt, Company may terminate your employment on any grounds notwithstanding your actual or potential eligibility for benefits under the income protection plan.

C.	Termination For Cause.

1.

Company may terminate the Term of Employment for Cause by written notice. “Cause” shall mean: (i) the conviction of or guilty plea, to a criminal office (whether any right to appeal has been or may be exercised); (ii) conduct constituting embezzlement, misappropriation or fraud, whether or not related to your employment with Company; (iii) conduct constituting a financial crime, material act of dishonesty or conduct in material violation of WBD’s Code of Ethics or other Company written policies; (iv) improper conduct substantially prejudicial to Company’s or WBD’s business (whether financial or otherwise) or reputation; (v) willful unauthorized disclosure or use of Company or WBD Confidential Information (as such term is defined in Exhibit 1) ; (vi) material improper destruction of Company or WBD property; or (vii) gross misconduct or gross negligence.

2.

Any lawful termination of the Term of Employment pursuant to Section IV(C)(1) hereof shall be considered a termination of your employment for “Cause” and upon such termination, you shall only be entitled to receive any amounts or benefits hereunder that have been earned or vested at the time of such termination in accordance with the terms of the applicable governing Company or WBD plan(s) (including, without limitation, the Stock Plan) (including the provisions of such plan(s) governing the time and manner of payment), and/or as may be required by law. “Cause” as used in any such Company or WBD plan (including, without limitation, the Stock Plan) shall be deemed to mean solely the commission of acts described in Section IV(C)(1) hereof.

D.	Termination Of Employment By You for Good Reason/Termination of Employment by Company Not For Cause.

1.

This Agreement may be terminated by: (i) Company, in the event that it is extended beyond the End Date, not for Cause (as defined above) by giving you six (6) months’ notice in writing; and (ii) you at any time for any reason, by giving the Company six (6) months’ notice in writing. The termination of your employment by you shall only constitute “Good Reason” for purposes of this Agreement upon the occurrence of any of the following events without your consent: (a) a material reduction in your, duties or responsibilities; (b) Company’s material change in the location of Company office where you work (i.e., relocation to a location outside of Greater London); (c) a material breach of this Agreement by Company; or (d) any other circumstances amounting to constructive dismissal, pursuant to Section 95(1)(c) of the Employment Rights Act 1996; provided however, that you must provide Company with written notice of the existence of the reduction, change or breach constituting Good Reason within sixty (60) calendar days of any such event having occurred, and allow Company thirty (30) calendar days to cure the same in writing to you. If Company so cures the reduction, change or breach, you shall have no basis for terminating the Term of Employment for Good Reason with respect to such cured reduction, change or breach. You must serve notice to terminate your employment in writing within five (5) calendar days following the expiration of Company’s cure period for the termination to be on account of Good Reason or such right shall be deemed waived.

2.

After giving or receiving notice to terminate your employment, Company may choose to make a payment of base salary (only) in lieu of all or the remaining part of your notice period. Your employment will terminate on the date that such notice is given or such later date as Company may state in that notice. Company may make the payment in lieu in a lump sum or in monthly installments in which case the first instalment will be paid within one month of the termination date, subject to such deductions as are required by law. If Company elects to make a payment in lieu of notice, it may offset the amount paid against any sum which becomes payable in accordance with the provisions of Section IV (D)(4) below.

3.

During any period of notice (whether given by you or Company), Company may (provided always that Company shall continue to pay your salary and provide contractual benefits whilst you remain employed by Company):

a.	require you not to attend work;

b.	require you not to perform any duties of employment;

c.	require you not perform some duties of employment;

d.	require you to perform different duties or carry out special projects;

e.	require you not to communicate with any customers, suppliers, employees or officers of Company or its Affiliates (save for on a purely social basis);

f.	terminate or restrict your access to any of Company’s IT systems;

g.	impose a combination of the above requirements; or

h.	impose such other requirements as it may reasonably decide, collectively “Garden Leave”.

4.

If the Term of Employment is terminated by Company in accordance with Section IV(D)(1) above (Termination not for Cause) or by you in accordance with Section IV(D)(1) above and for Good Reason, or if the parties do not agree to extend the Term of Employment that trigger your entitlement to severance under Section II(B), then Company shall pay you the following payments (collectively, the “Severance Payment”) which will be conditional on you signing a release agreement satisfactory to Company which discharges and waives all and any claims which you have or may have against Company or its Affiliates, including but not limited to any claims for unfair dismissal, discrimination and whistleblowing in, as applicable, the United Kingdom and United States at the date of termination (the “Release”):

(a) Commencing as soon as administratively possible after the Release Effective Date (as defined below), Company shall pay you your Base Salary for the period beginning on your termination date through the period which is the longest of (i) the balance of the Term of Employment but not to exceed twenty-four (24) months, or (ii) twelve (12) months. However, the first installment payment shall include any installments that would have been payable between the date of termination and the Release Effective Date, had the release requirement under Section IV(D)(4) hereof been satisfied on the date of termination, and the total payment under (a)(i) above shall be reduced by any payment made in accordance with Section IV(D)(2) above, provided that the minimum period of payment is twelve (12) months (“Base Salary Continuation”). In the event Company places you on Garden Leave in line with Section IV(D)(3), this period shall be offset against the number of months of Base Salary Continuation, provided that the minimum period of payment is twelve (12) months. While on Garden Leave, your obligation to provide exclusive and full-time services to Company pursuant to Sections 1(A) and 1(C) shall remain in full force.

Except as provided in this Section IV(D)(4) with respect to the first installment payment, Base Salary Continuation shall be paid monthly in substantially equal increments, less required deductions and withholdings, until the balance is paid in full. Base Salary Continuation is inclusive of any entitlement to statutory or enhanced redundancy or other termination payments, howsoever arising.

(b) Notwithstanding anything in Company’s then-effective annual incentive compensation plan, you shall be paid a bonus at Target under Section III (B) for each full calendar year within the Base Salary Continuation period (“Severance Bonus”). For clarity, the Severance Bonus shall include a full bonus for the year in which termination occurs (“First Year Termination Bonus”). For any partial calendar year within which the Base Salary Continuation period ends, you shall only be entitled to a prorated Target bonus based on the elapsed time from January 1 of such partial year through the last day of the Base Salary Continuation period, provided that the Severance Bonus will include a Target bonus for a period of no less than twelve (12) months, after discounting any part of the First Year Termination Bonus that relates to the period prior to: (i) notice of termination being issued; or (ii) if notice of termination is not given (or if the Company elects to make a payment in lieu of such notice in accordance with clause Section IV(D)(2)), your termination date. The foregoing bonus/incentive payments shall be paid to you in a lump sum on the date that Company pays bonuses/incentive payments to its other Senior Executives for the applicable then-effective annual incentive compensation plan year.

(c) During Base Salary Continuation, you shall not be entitled to any additional awards or grants under any stock option, restricted stock, RSUs or other stock- based incentive plan. You will also continue, during the Base Salary Continuation period, remain eligible to participate in the Company’ insurance benefits, on the same basis as such benefits were provided to you immediately prior to your termination date, to the extent that such continued participation is permitted by the Company’s insurance providers. Notwithstanding the foregoing, if you become eligible by reason of your employment by or provision of services to a third party to participate in such third party’s comparable insurance benefits, you agree to give timely notice of such eligibility to the Company and to provide such limited information concerning your eligibility as may be reasonably needed to coordinate benefits between the two programs in accordance with the coordination of benefits provisions in those programs. You agree that upon your eligibility for comparable insurance benefits, you will seek any such coverages offered by such third party and that the benefits and coverages provided by the Company hereunder will terminate upon the effective date of the coverage provided by such third party.

5.

No Severance Payment shall be made if you fail to sign the Release (which will require you to obtain independent legal advice). Such Release must be executed and become effective after your termination date and within a reasonable review period (including any applicable revocation period) designated in the Release (the “Release Effective Date”). Notwithstanding the foregoing, if payment of the Severance Payment could commence in more than one taxable year based on when the Release Effective Date occurs, then any such payments that would have been made during the calendar year in which your employment terminates shall instead be withheld and paid on the first payroll date in the calendar year immediately after the calendar year in which your employment terminates, with all remaining payments to be made as if no such delay had occurred. No Severance Payment shall be made if you violate Section VI hereof, in which case all Severance Payment shall cease, and those already made shall be forfeited.

6.

If you terminate the Term of Employment before it has expired for a reason other than one or more of those stated in Section IV(D)(1) hereof, it shall be deemed a material breach of this Agreement. You agree that, in that event, in addition to any other rights and remedies which Company or WBD may have as a result of such breach, you shall forfeit all rights to be compensated for any remaining portion of your Base Salary, Severance Payment and/or bonus/incentive payment that may otherwise be due under this Agreement, pursuant to other Company or WBD plans or policies, or otherwise, except for Accrued Benefits or as may be required by law.

E.

Right To Offset. In the event that you secure employment or any consulting or contractor or business arrangement for services you perform during the period that any payment from Company is continuing or due under Section IV(D) hereof, you shall have the obligation to timely notify Company of the source and amount of payment (“Offset Income”). Company shall have the right to reduce the Severance Payment by the Offset Income. You acknowledge and agree that any deferred compensation for your services from another source that are performed while receiving Severance Payments from Company will be treated as Offset Income (regardless of when you choose to receive such compensation). In addition, to the extent that your compensation arrangement for the services include elements that are required to be paid later in the term of the arrangement (e.g., bonus or other payments that are earned in full or part based on performance or service requirements for the period during which the Severance Payment is made), Company may calculate the Offset Income by annualizing or by using any other reasonable methodology to attribute the later payments to the applicable period of the Severance Payment. You agree to provide Company with information sufficient to determine the calculation of the Offset Income, including compensation excerpts of any employment agreement or other contract for services, Form W-2s (if and solely to the extent applicable) or local equivalents, and any other documentation that Company reasonably may require, and that failure to provide timely notice to Company of Offset Income or to respond to inquiries from Company regarding any such Offset Income shall be deemed a material breach of this Agreement. You also agree that Company shall have the right to inquire of third-party individuals and entities regarding potential Offset Income and to inform such parties of Company’s right of offset under this Agreement with you. Accordingly, you agree that no further Severance Payment from Company will be made until or unless this breach is cured and that all payments from Company already made to you, during the time you failed to disclose your Offset Income, shall be forfeited, and must be returned to Company upon its demand, up to the amount of Offset Income attributable to such period. Any offsets made by Company pursuant to this Section IV(E) shall be made at the same time and in the same amount as a Severance Payment amount is otherwise payable (applying the Offset Income to Company’s payments in the order each are paid) so as not to accelerate or delay the payment of any Severance Payment installment. In the event you become reemployed by or engaged to perform services for Company or any Affiliates, during Base Salary Continuation, your severance pay and related benefits will end on the effective date of that employment or engagement. You agree to repay the Company any sums due it and/or authorize the Company to deduct such amounts from the payments to be made to you by the Company pursuant to this Agreement, to the extent allowed by law.

F.

Mitigation. You will take all reasonable steps to find alternative paid work, whether on an employed or self-employed basis, as soon as possible during the period that any payment is continuing or due under Section IV(D) and will promptly provide Company with details of any steps taken, any work obtained and the pay or other benefits which you will receive in respect of any such work. At Company’s request, you may be required to furnish to Company proof that you have engaged in efforts consistent with this paragraph, and you agree to comply with any such request. You further agree that Company may follow- up with reasonable inquiries to third parties to confirm your mitigation efforts. Should Company determine in good faith that you failed to take reasonable steps to secure alternative employment consistent with this paragraph, Company shall be entitled to cease any payments due to you pursuant to Section IV(D)(4).

V.	CONFIDENTIAL INFORMATION

A.

As a condition of employment, you are required to sign and comply with the Confidential Information and Assignment of Inventions Agreement, attached hereto as Exhibit 1 (“Confidentiality and IP Agreement”) and incorporated herein by reference.

B.

In the event that you are compelled, pursuant to an order of a court or other body having jurisdiction over such matter, to you agree to provide Company with such written notice of this subpoena or order within three (3) business days of receiving it so that Company may timely move to quash if appropriate unless such notice to Company is prohibited by law or procedure. To the extent this Section V(B) conflicts with the Confidentiality and IP Agreement, this Section shall control. You also agree to reasonably cooperate with Company in any legal action for which your participation is reasonably needed. Company agrees to try to schedule all such meetings so that they do not unduly interfere with your pursuits after you are no longer in Company’s employ and will reimburse you for any out-of pocket travel expenses you may incur in complying with this clause.

VI.	RESTRICTIVE COVENANTS

A.	You agree to comply with the post-termination obligations set out in Exhibit 2.

B.

You agree that you will comply with the provisions of the Confidentiality and IP Agreement relating to Company property including that prior to the conclusion of your employment with Company, you agree not to delete any Company information from hard copy or electronic files, including any company information stored on a personal mobile device that you may use for work purposes, and you shall return all Company property and materials, including equipment, such as laptop computers and mobile devices, and documentation, such as files (including originals and copies), notes, e- mail accounts and computer hardware with all Company information intact.

C.

For the term of employment and after any employment with the Company, regardless of how, when, or why such employment ends, you shall not make, either directly or by or through another person, any oral or written negative, disparaging or adverse public statements or representations of or concerning the Company or any Affiliate of the Company, or any of their respective current or former officers, directors, employees or joint venture partners, except as otherwise permitted by applicable law.

D.

In the event that you violate any provision of this Section VI, Exhibit 1 or Exhibit 2, in addition to any injunctive relief and damages to which you acknowledge Company would be entitled, all Severance Payments to you, if any, shall cease, and those already made will be forfeited.

VII.	CHOICE OF LAW AND DISPUTES

A.	The construction, validity and performance of this Agreement and all non-contractual obligations (if any) arising from or connected with this Agreement shall be governed by the laws of England.

B.

Both you and Company irrevocably agree to submit to the exclusive jurisdiction of the courts of England over any claim or matter (including any non-contractual claim) arising under or in connection with this Agreement.

Notwithstanding the foregoing, to the extent that you bring a claim in the US, the following provisions shall apply:

C.

Submission To Arbitration (US). Company and you agree to submit to arbitration all claims, disputes, issues or controversies between Company and you or between you and other employees of Company or its Affiliates (collectively “Claims”) directly or indirectly relating to or arising out of your employment with Company or the termination of such employment including Claims under Title VII of the Civil Rights Act of 1964, as amended, the Civil Rights Act of 1991, the Age Discrimination in Employment Act of 1967, the Americans With Disabilities Act of 1990, Section 1981 of the Civil Rights Act of 1966, as amended, the Family Medical Leave Act, the Employee Retirement Income Security Act, any Claim arising under any similar federal, state or local law, statute, regulation or common law doctrine or out of this Agreement, and any claim or dispute arising out of or relating to Exhibit 3.

D.

Use Of AAA; Choice of Law (US). All Claims for arbitration shall be presented to the American Arbitration Association (“AAA”) in accordance with its applicable rules (“Rules”). The seat or place of arbitration shall be New York metropolitan area. The arbitrator(s) shall be directed to apply the substantive law of federal and state courts sitting in New York without regard to conflict of law principles. Any arbitration pursuant to this Agreement shall be deemed an arbitration proceeding subject to the Federal Arbitration Act. Such arbitration shall allow for discovery under the Federal Rules of Civil Procedure as reasonably agreed upon by the parties.

E.

Binding Effect (US). Arbitration shall be binding and shall afford parties the same options for damage awards as would be available in court. You and Company agree that discovery shall be allowed, and all discovery disputes shall be decided, exclusively by arbitration in accordance with the Rules.

F.

Damages and Costs (US). Any damages shall be awarded only in accord with applicable law. The arbitrator may only order your reinstatement if money damages are insufficient. The parties shall bear in equal shares all fees and expenses of arbitration. However, each party shall bear the expense of its own counsel, experts, witnesses and preparation and presentation of proof.

VIII.	ADDITIONAL COVENANTS

A.

If any provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions shall nevertheless continue in full force and effect without being impaired or invalidated. The section headings of this Agreement are for convenience only and shall not in any way affect the interpretation of any section hereof or of the Agreement itself. Any provision of this Agreement which refers to the words “include,” “includes,” or “including” shall be deemed to be followed by the words “without limitation.”

B.

You warrant that (1) your employment under this Agreement will not violate or conflict in any way with any contract or agreement to which you are bound; (2) you will do nothing that violates or conflicts with any such contract or agreement; and (3) you will indemnify Company for any liability, damages, costs, or attorneys’ fees that Company Group suffers as a result of any such violation or conflict, except as prohibited by law.

C.

You expressly acknowledge that Company has advised you to consult with independent legal counsel of your choosing prior to you signing this Agreement to review and explain to you the legal effect of the terms and conditions of this Agreement.

D.

Without limiting anything to the contrary in this Agreement, you agree not to disclose the terms hereof to any person or entity, other than your attorneys, accountants, financial advisors, or members of your immediate family who need to know this information and agree to keep it confidential or to any governmental body to the extent required or as otherwise required by law or a court of competent jurisdiction.

E.

This Agreement, together with its exhibits, constitutes the entire agreement between you and Company regarding the subject matters hereof and supersedes any and all other agreements, including the Prior Agreement, either oral or in writing, between the parties with respect to your employment by Company and contains all of the covenants and agreements between the parties with respect to such employment in any manner whatsoever, save that, for the avoidance of doubt, nothing in this Agreement shall affect your current and existing entitlements awarded to you prior to the date of this Agreement under the Stock Plan. Each party to this Agreement acknowledges that no representations, inducements, promises or agreements have been made, orally or otherwise, by any party, or anyone acting on behalf of any party, that are not stated in this Agreement, and that no other agreement, statement or promise not contained in this Agreement shall be valid or binding. Notwithstanding either of the foregoing sentences, or any other provision of this Agreement, this Agreement shall not supersede, replace, invalidate or otherwise modify or affect any restrictive covenants in any previous, subsequent or other agreements or documents between you and Company, including, without limitation, any covenants regarding confidentiality, intellectual property, confidential and proprietary information, non-competition, non- solicitation of customers, non-solicitation or no hire of employees, and the like (collectively, “Other Restrictive Covenants”), and any such Other Restrictive Covenants will remain in effect and you shall remain bound by such Other Restrictive Covenants. To the extent any of the restrictions or covenants contained in this Agreement conflict in any way with any such Other Restrictive Covenants, such conflict shall be resolved by giving effect to the provision that provides the greatest protection to Company that is enforceable under applicable law.

F.

This Agreement may be amended, modified, superseded, cancelled, renewed or extended and the terms or covenants hereof may be waived only by written instrument signed either by hand or electronic means (i.e., e-signature) by both of the parties hereto, or in the case of a waiver, by the party waiving compliance.

G.

Any payments to be made by Company hereunder shall be made subject to applicable law, including required deductions and withholdings. It is intended that the provisions of this Agreement comply with Section 409A of the US Internal Revenue Code of 1986, as amended, (the “Code”) and the regulations and guidance promulgated thereunder (collectively, “Code Section 409A”), and all provisions of this Agreement shall be construed in a manner consistent with the requirements for avoiding taxes or penalties under Code Section 409A, as applicable to you. Notwithstanding the foregoing, Company shall have no liability to you with regard to any failure to comply with Code Section 409A so long as Company has acted in good faith with regard to compliance therewith.

H.

If you are deemed on the date of termination of your employment to be a “specified employee”, within the meaning of that term under Section 409A(a)(2)(B) of the Code and using the identification methodology selected by Company from time to time, or if none, the default methodology, then:

1.

With regard to any payment, the providing of any benefit or any distribution of equity upon “Separation from Service” (within the meaning of Code Section 409A) that constitutes “deferred compensation” subject to Code Section 409A, such payment, benefit or distribution shall not be made or provided prior to the earlier of (i) the expiration of the six-month period measured from the date of your Separation from Service or (ii) the date of your death; and

2.

On the first day of the seventh month following the date of your Separation from Service or, if earlier, on the date of your death, (x) all payments delayed pursuant to this Section VIII(I)(4) (whether they would otherwise have been payable in a single sum or in installments in the absence of such delay) shall be paid or reimbursed to you in a lump sum, and any remaining payments and benefits due under this Agreement shall be paid or provided in accordance with the normal dates specified from them herein and (y) all distributions of equity delayed pursuant to this Section VIII(I)(4) shall be made to you.

I.	There are no collective agreements which directly affect the terms and conditions of your employment.

J.

This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors, your heirs, and assigns. The rights or obligations under this Agreement may not be assigned or transferred by either party, except that such rights or obligations may be assigned or transferred pursuant to a merger or consolidation in which Company is not the continuing entity, or the sale or liquidation of all or substantially all of the assets of Company; provided, however, that the assignee or transferee is the successor to all or substantially all of the assets of Company and such assignee or transferee assumes the liabilities, obligations and duties of Company, as contained in this Agreement, either contractually or as a matter of law. Notwithstanding the foregoing, this Agreement may be assigned to any Affiliate of Company which employs you. To the extent this Section conflicts with the Confidentiality and IP Agreement, this Section shall control.

K.

This Agreement may be executed with electronic signatures, in any number of counterparts. The electronically signed Agreement shall constitute one original agreement. Duplicates and electronically signed copies of this Agreement shall be effective and fully enforceable as of the date signed and sent.

L.

All notices and other communications to be made or otherwise given hereunder shall be in writing and shall be deemed to have been given when the same are (i) addressed to the other party at the mailing address or email address indicated below, and (ii) either: (a) personally delivered or mailed, registered or certified mail, first class postage prepaid return receipt requested, (b) delivered by a reputable private overnight courier service utilizing a written receipt or other written proof of delivery, to the applicable party, or (c) sent by electronic email. Any such notice sent in the manner set forth above by United States Mail or, as applicable, United Kingdom Mail shall be deemed to have been given and received three (3) days after it has been so deposited in the United States Mail or, as applicable, the United Kingdom Mail, and any notice sent in any other manner provided above shall be deemed to be given when received. The substance of any such notice shall be deemed to have been fully acknowledged in the event of refusal of acceptance by the party to whom the notice is addressed. Until further notice given in according with the foregoing, the respective addresses and email addresses for the parties are as follows:

If to Company:

Warner Bros. Discovery, Inc.

230 Park Avenue South, 7th Floor

New York, New York 10003

Attention: Chief Legal Officer

Or if by electronic mail, to the Company’s Chief Legal Officer, as such officer’s work email address is listed in the Company’s records at the time of the giving of such notice.

If to you, at the home address then on file with Company, with a copy to:

Mishcon de Reya LLP

70 Kingsway

London

WC2B 6AH

Attention: ***

In witness whereof, the parties have caused this Agreement to be duly executed as set forth below.

YOU:	DATE:
/s/ Amy Girdwood	07/02/2025
Amy Girdwood

COMPANY:	DATE:
/s/ Joanna Adams	07/03/2025
Joanna Adams, Group Vice President, Employment Legal-EMEA on behalf of Discovery Corporate Service Limited